Exhibit 99.1

Nano Labs Launches New Self-Developed A-Series iPollo Computing Devices

HANGZHOU, China, March 1, 2023 (GLOBE NEWSWIRE) — Nano Labs Ltd (Nasdaq: NA) (“we,” the “Company” or “Nano Labs”), a leading fabless integrated circuit design company and product solution provider in China, today announced that the Company launched new self-developed A-series iPollo computing devices (the “Products”) in February 2023. Featuring high-performance graphics cards with large memory and high-core central processing units (CPUs), the Products are designed to support the computing of AI generated content (“AIGC”) and zero knowledge proof (“ZKP”).

Mr. Marvin Kong, Senior Vice President of Nano Labs, commented, “ZKP is a method by which one party can prove to another party that a given statement is true while the prover avoids conveying any additional information apart from the fact that the statement is indeed true. ZKP attaches more importance to the encryption field and Web3.0, and expects to contribute to Ethereum scaling and to boost the further development of the blockchain industry. In addition, the development of Metaverse requires the support of digital content and AIGC is the perfect solution for generating brand-new digital content in Web 3.0. The hardware of our A-series products features low power consumption, user-friendly management, high computing power and stable operating performance, which lead to a higher computing efficiency for ZKP and AIGC. We believe that the Products will position us well to stay competitive in the Metaverse and other related fields.”

About Nano Labs Ltd

Nano Labs Ltd is a leading fabless integrated circuit (“IC”) design company and product solution provider in China. Nano Labs is committed to the development of high throughput computing (“HTC”) chips, high performance computing (“HPC”) chips, distributed computing and storage solutions, smart network interface cards (“NICs”) vision computing chips and distributed rendering. Nano Labs has built a comprehensive flow processing unit (“FPU”) architecture which offers solution that integrates the features of both HTC and HPC. Nano Lab’s Cuckoo series are one of the first near-memory HTC chips available in the market with a maximum bandwidth of approximately 2.27 Tbps, as well as one of the first movers of the ASIC-based Grin mining market*. For more information, please visit the Company’s website at: ir.nano.cn.

*	According to an industry report prepared by Frost & Sullivan.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s plan to appeal the Staff’s determination, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor and media inquiries, please contact:

Nano Labs Ltd

Email: ir@nano.cn

Ascent Investor Relations LLC

Ms. Tina Xiao

Tel: (917) 609-0333

Email: tina.xiao@ascent-ir.com